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Filed Pursuant to Rule 425 Filing Person: Evergreen Resources, Inc. (001-13171) Subject Company: Carbon Energy Corporation (1-15639)

        Four slides included in a presentation by Mark Sexton, President and Chief Executive Officer of Evergreen Resources, Inc., to Hibernia Southcoast Capital on March 31, 2003 related to Evergreen's proposed acquisition of Carbon Energy Corporation. These slides may also be included in subsequent presentations by Mr. Sexton or other officers of Evergreen.

        The first slide graphically depicts the location of Carbon Energy's U. S. assets in the Uintah Basin of Colorado and Utah and the Piceance Basin in Colorado.

        The second slide graphically depicts the location of Carbon Energy's Canadian assets in three locations in the Western Canadian Sedimentary Basin (Rowley, Carbon and Hoffer).

        The third and fourth slides are set forth below:

Carbon Energy U.S. Assets                                EVERGREEN

Carbon Energy — Canada Assets                                EVERGREEN

Carbon Energy Acquisition                                EVERGREEN

  •
  Perfect fit with business strategy of acquiring and developing unconventional natural gas properties in North America

          United States

      •
      Piceance Basin in Colorado

      •
      Uintah Basin in Utah

          Canada

      •
      Central Alberta and southeast Saskatchewan

  •
  Access to large acreage position

  •
  Exploratory reserve potential in multiple formations

  •
  Proven Management & Technical teams in place

  •
  Exchange Ratio — 0.275

  •
  Evergreen common stock — 1.86 MM shares

  •
  Total Value of Stock to be issued @ $45.40 — $84.4 MM

  •
  Assumption of Carbon's debt — $6.4 MM

Carbon Energy Acquisition                                EVERGREEN

Carbon Summary

	United States	Canada	Total
Gross acreage position	150,000	77,000	227,000
Current Daily Production (mmcfd)	5.0	8.3	13.3
Reserves (mmcfe)
Total Proved Developed	21,790	20,506	42,296
Proved Undeveloped	34,805	10,618	45,423

Total Proved	56,595	31,124	87,719

Probable	20,493	7,964	28,457
Possible	103,380	10,618	113,998

Total Probable & Possible	123,873	18,582	142,455

Total Proved, Probable and Possible reserves	180.468	49.706	230.174

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Carbon Energy U.S. Assets EVERGREEN
Carbon Energy — Canada Assets EVERGREEN
Carbon Energy Acquisition EVERGREEN
Carbon Energy Acquisition EVERGREEN